SEC FILE NUMBER 000-08016

CUSIP NUMBER 680293107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Old Stone Corporation
Full Name of Registrant

Former Name if Applicable

2400 Financial Plaza
Address of Principal Executive Office (Street and Number)

Providence, Rhode Island 02903
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Since December 31, 2001, the Company has had no operations other than management of the litigation described in, among other places, Part I, Item 3 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”). The ultimate outcome of this litigation was described in the 2007 10-K. The Company’s receipt of the award resulting from that litigation, including its subsequent redemption of a portion of its outstanding Cumulative Voting Convertible Preferred Stock, Series B, and interest income on the award, has resulted in the Company not being eligible to qualify as an “inactive registrant” under Rule 3-11 of Regulation S-X for its fiscal year ended December 31, 2008. As such, its financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, must be audited. The Company is in the process of having its financial statements for the fiscal year ended December 31, 2008, audited by an independent registered public accounting firm, and will file its Form 10-K as soon as practicable upon completion of that audit. However, the Company does not expect that its Form 10-K for the year ended December 31, 2008 will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas F. Hogg	(401)	457-1172
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company anticipates filing its quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008, at or about the same time that it files its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has had no material operations during either of the past two fiscal years. However, as a result of the final award being paid with respect to the litigation described above, the Company’s results of operations for the fiscal year ended December 31, 2007 reflected, among other things, the proceeds from the litigation of $74.6 million and interest income of $1.14 million, partially offset by cumulative litigation expenses, interest expense, cumulative director fees, cumulative shareholder expenses and professional fees, and other matters. The Company’s net income for the year ended December 31, 2007 was $59.1 million, with net income of $57.8 million available for common shareholders, or $6.97 per share. These amounts constituted a recovery of previously invested capital and as such were non-recurring. Proceeds from the litigation were used to effect a partial redemption of the Company’s preferred stock, as described in the 2007 10-K. Remaining amounts are not expected to be sufficient to redeem or otherwise pay the liquidation preference of the Company’s remaining preferred stock in full. For its fiscal year 2008, pending completion of the audit, the Company expects to report gross revenues of approximately $150 thousand (primarily interest income) and total expenses of approximately $300 thousand, with a net loss of approximately $150 thousand and a net loss attributable to common shareholders of approximately $300 thousand.

Old Stone Corporation

                                               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2009	By	/s/ Thomas F. Hogg
Thomas F. Hogg Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).